Financial Gravity Companies, Inc.

800 N. Watters Rd., Suite 120

Allen, Texas 75013

January 6, 2017

Mr. H. Roger Schwall

Assistant Director

Office of Natural Resources

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re: Financial Gravity Companies, Inc.

Form 8-K

Filed October 12, 2016

Response dated November 23, 2016

File No. 1-34770

Dear Mr. Schwall:

We received your letter dated December 12, 2016 with comments to the referenced Current Report on Form 8-K for Financial Gravity Companies, Inc. (formerly named Pacific Oil Company), File No. 1-34770.

This letter is intended to supplement the letter directed to your office on January 4, 2017, and addresses solely comment 7. As to comment 7, we have restated the Commission’s comment below and have included our complete response.

Exhibit 99.1

Independent Auditor’s Report, page 1

7.      We note your response to prior comment 11 explaining that your auditors did not indicate adherence to PCAOB auditing standards in their opinion because they had been “closely involved with the preparation” of your financial statements and therefore “did not meet the PCAOB independence standard.” You also explain that with the change in your fiscal year-end from December 31 to September 30, you will recast the financial statements and obtain a new audit from the same auditors. However, based on the information in your response, it does not appear that your auditors meet the qualification requirements in Rule 2-01(b) of Regulation S-X, either with regard to the financial statements that were required in the Form 8-K, or the financial statements that you plan to present in a subsequent filing based on the year-end of September 30, 2016, as independence must be maintained during all periods covered by the financial statements and during the audit engagement periods. Please refer to the examples of non-audit services in Rule 2-01(c)(4) of Regulation S-X that will generally preclude an accountant from being considered independent for purposes of reporting on financial statements that are provided in filings with the SEC. Unless you are able to show that these do not apply in your circumstances, you will need to engage other public accountants that are independent and registered with the PCAOB for any audit of the recast financial statements and to reaudit the financial statements that were required in the Form 8-K.

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Response:

Following phone discussions with several members of the SEC accounting staff, the Company and Lane Gorman Trubitt, LLC (“LGT”) agreed that engaging a new audit firm to perform a new audit was the most prudent course of action. Consequently, on December 20, 2016, LGT resigned as auditors of the Company. On December 26, 2016, the Company engaged the firm of Whitley Penn LLP (“Whitley Penn”) as the new independent auditors. A current report on Form 8-K to announce the resignation, and the new engagement, has been filed.

At the time of the reverse merger, Financial Gravity Companies, Inc. (the accounting acquirer) had a December 31 fiscal year end, and Pacific Oil Company (the accounting acquiree) had a September 30 fiscal year end. In view of the change in fiscal year-end from December 31 to September 30 following the reverse merger, the Company has engaged Whitley Penn to perform an audit of the two years ended September 30, 2016 and 2015 (the Company’s new fiscal year end).

Due to the change of auditors, the Company filed a Form 12b-25 in order to extend to January 16, 2017, the filing of the Company’s annual report on Form 10-K. The Company and Whitley Penn both believe that the extended deadline of January 16, 2017 is achievable.

For the Form 8-K filed on October 12, 2016, the Company had provided a 2-year audit report for the years ended December 31, 2015 and 2014. With the change in auditors and the engagement of Whitley Penn to perform an audit of the two years ended September 30, 2016 and 2015, the Company will file an amended Form 8-K containing audited financials for the years ended September 30, 2016 and 2015.

The Company respectfully requests relief from re-submitting an audit of the earlier period – that is, the two years ended December 31, 2015 and 2014. A complete new audit by Whitley Penn, for the two years ended September 30, 2016 (the acquisition date) and 2015, is due to be completed within the next two weeks.  This new audit will give readers of our financials a full 2-year view of the Company, and for an additional 9-month period beyond December 31, 2015, without overlapping audit periods.

Alternatively, the Company respectfully requests your acquiescence in the audit of the 2-years ended December 31, 2014 and 2015 as performed under GAAS standards and not PCAOB standards. We believe that the cost and delay in arranging for the 2-years ended December 31, 2015 and 2014 to be re-audited would not be beneficial to readers of our financials as there will be a new audit available for the 2-years ended September 30, 2016 and 2015.

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The Company acknowledges that:

•                     The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                     The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please let me know if you have further questions, or if you require further clarification on our responses provided. And thank you for your professional attention.

Respectfully,

/s/ John Pollock

Chief Executive Officer

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